Exhibit 8.1

Subsidiaries of Caesarstone Ltd.

Name	Jurisdiction of Incorporation/Organization
Caesarstone Australia PTY Limited	Australia
Caesarstone South East Asia PTE LTD	Singapore
Caesarstone Canada Inc.	Canada
Caesarstone USA, Inc.	United States
Caesarstone Technologies USA, Inc.	United States
Caesarstone (UK) Ltd. Lio	United Kingdom
Lioli Ceramica Pvt. Ltd	India
Omicron Granite and Tile	United States